VIA ELECTRONIC TRANSMISSION

April 9, 2012

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: NORTHCORE TECHNOLOGIES INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual Meeting of Securityholders for NORTHCORE TECHNOLOGIES INC.

1	.	ISIN:	CA66401P1009
		CUSIP:	66401P100
2	.	Date Fixed for the Meeting:	June 6, 2012
3	.	Record Date For Notice:	May 4, 2012
4	.	Record Date For Voting:	May 4, 2012
5	.	Beneficial Ownership Determination Date:	May 4, 2012
6	.	Classes or Series of Securities that entitle the
		holder to receive Notice of the Meeting:	Common Shares
7	.	Classes or Series of Securities that entitle the
		holder to vote at the meeting:	Common Shares
8	.	Business to be conducted at the meeting:	Annual

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

“Aleesha Seaton”
Manager, Client Relations Telephone: 416-361-0930 ext.268
aseaton@equ ityfi nancialtrust.com

c.c. Michael Bigayan, Administrator, Client Relations